Exhibit 99.1

CIM Commercial Trust Corporation Reports 2018 Fourth Quarter Results

Dallas—(March 18, 2019) CIM Commercial Trust Corporation (NASDAQ & TASE: CMCT) (“we”, “our”, “CMCT”, “CIM Commercial”, or the “Company”), a real estate investment trust (“REIT”) that primarily acquires, owns, and operates Class A and creative office assets in vibrant and improving metropolitan communities throughout the United States, today reported operating results for the three months and year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•                  Annualized rent per occupied square foot(1) on a same-store basis increased 6.9% to $43.64 as of December 31, 2018 compared to $40.82 as of December 31, 2017; annualized rent per occupied square foot across all properties was $45.21 as of December 31, 2018.

•                  Our same-store office portfolio was 95.4% leased as of December 31, 2018.

•                  During the fourth quarter of 2018, we executed 160,927 square feet of leases with terms longer than 12 months, of which 119,476 square feet were recurring leases executed at our same-store office portfolio, representing same-store cash rent growth per square foot of 56.1%.

•                  Net loss attributable to common stockholders was $(4,948,000), or $(0.11) per diluted share, for the fourth quarter of 2018 compared to net income attributable to common stockholders of $20,366,000, or $0.36 per diluted share, for the fourth quarter of 2017.

•                  Same-store office segment NOI(2) decreased 5.9%, while same-store office cash NOI(2) decreased 15.2%, for the fourth quarter of 2018 from the corresponding period in 2017.

•                  Same-store office segment net operating income (“NOI”), excluding lease termination income,(2) increased 7.9%, and same-store office cash NOI, excluding lease termination income,(2) increased 6.6%, for the fourth quarter of 2018 from the corresponding period in 2017.

•                  Funds from operations (“FFO”) attributable to common stockholders(3) was $8,497,000, or $0.19 per diluted share, for the fourth quarter of 2018 compared to $10,261,000, or $0.18 per diluted share, for the fourth quarter of 2017.

Management Commentary

Charles E. Garner II, CEO of CIM Commercial Trust Corporation, stated, “We generated strong same-store NOI growth, excluding lease termination income, in the fourth quarter as compared to the year-earlier period. The increase was driven by higher average rent per square foot and reflects the strength of our portfolio. We are well positioned to grow through same-store growth, development, and accretive acquisitions.”

Program to Unlock Embedded Value in Our Portfolio and Improve Trading Liquidity of Our Common Stock

We sold six properties in early March 2019 as part of our previously announced program to unlock embedded value in our portfolio and improve the trading liquidity of our common stock. The properties were located in Oakland, California, San Francisco, California, and Washington, D.C. and represent more than 50% of the properties that we targeted for sale in connection with the program. Three additional properties are being actively marketed for sale.

(1) Annualized rent per occupied square foot represents gross monthly base rent under leases commenced as of the specified periods, multiplied by twelve. This amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent. Annualized rent for certain office properties includes rent attributable to retail.

(2) Please see our definition of “same-store” on page 10 and a reconciliation of these metrics to net income starting on page 11.

(3) Please see page 8 for a reconciliation of net (loss) income attributable to common stockholders to FFO attributable to common stockholders and a discussion of the benefits and limitations of FFO as a supplemental measure of operating performance.

After the completion of such property sales, we intend to provide liquidity to our common stockholders by returning a significant portion of the net proceeds from the property sales to them. Further, we expect that shares of our common stock held by our majority stockholder will be distributed to a diverse group of holders which we expect to be comprised of some of the current investors of such majority stockholder. We believe that these actions will improve the trading liquidity of our common stock and that the price of our common stock will better reflect the strength of our underlying portfolio.

We intend to continue to maintain a highly-flexible capital structure and expect to continue to target a 45% common equity percentage of total capitalization, based on fair value.

Financial Highlights

As of December 31, 2018, our real estate portfolio consisted of 21 assets, all of which were fee-simple properties. The portfolio included 19 office properties (including one parking garage and two development sites, one of which is being used as a parking lot), totaling approximately 3.4 million rentable square feet and one hotel with an ancillary parking garage, which has a total of 503 rooms. We also operate a lending business.

Fourth Quarter 2018

Net loss attributable to common stockholders was $(4,948,000), or $(0.11) per diluted share of common stock, for the three months ended December 31, 2018, compared to net income attributable to common stockholders of $20,366,000, or $0.36 per diluted share of common stock, for the three months ended December 31, 2017. The decrease is primarily attributable to the gain on sale of real estate of $23,005,000 recognized during the three months ended December 31, 2017, and increases in certain costs during the three months ended December 31, 2018, including an increase of $2,358,000 in redeemable preferred stock dividends declared and accumulated, an increase of $587,000 in transaction costs and an increase of $545,000 in depreciation and amortization, partially offset by an increase of $579,000 in net operating income of our operating segments and a decrease of $484,000 in interest expense not allocated to our operating segments.

FFO attributable to common stockholders was $8,497,000, or $0.19 per diluted share of common stock, for the three months ended December 31, 2018, compared to $10,261,000, or $0.18 per diluted share of common stock, for the three months ended December 31, 2017. The decrease in FFO attributable to common stockholders was primarily attributable to an increase of $2,358,000 in redeemable preferred stock dividends declared and accumulated and an increase of $587,000 in transaction costs, partially offset by an increase of $579,000 in net operating income of our operating segments and a decrease of $484,000 in interest expense not allocated to our operating segments.

Fiscal Year 2018

Net loss attributable to common stockholders was $14,298,000, or $0.33 per diluted share of common stock, for the twelve months ended December 31, 2018, compared to net income attributable to common stockholders of $377,813,000, or $5.47 per diluted share of common stock, for the twelve months ended December 31, 2017.

FFO attributable to common stockholders was $38,930,000, or $0.89 per diluted share of common stock, for the twelve months ended December 31, 2018, compared to $47,540,000, or $0.69 per diluted share of common stock, for the twelve months ended December 31, 2017.

Segment Information

Our reportable segments during the three months ended December 31, 2018 consisted of two types of commercial real estate properties, namely, office and hotel, as well as a segment for our lending business. Our reportable segments during the three months ended December 31, 2017 consisted of three types of commercial real estate properties, namely, office, hotel and multifamily, as well as a segment for our lending business. Net loss attributable to common stockholders was $(4,948,000), or $(0.11) per diluted share of common stock, for the three months ended December 31, 2018, compared to net income attributable to common stockholders of $20,366,000, or $0.36 per diluted share of common stock, for the three months ended December 31, 2017, which represents a decrease of $(25,314,000), or $(0.47) per diluted share of common stock. Total segment NOI was $26,548,000 for the three months ended December 31, 2018, compared to $25,969,000 for the three months ended December 31, 2017. (4)

(4) Please see our reconciliations of total segment NOI to net income starting on page 11.

Office

Same-Store

Same-store office segment NOI, excluding lease termination income, increased 7.9% on a GAAP basis and increased 6.6% on a cash basis for the three months ended December 31, 2018 compared to the three months ended December 31, 2017. Same-store office segment NOI decreased 5.9% on a GAAP basis and decreased 15.2% on a cash basis for the three months ended December 31, 2018 compared to the three months ended December 31, 2017. The decrease in same-store office segment NOI was primarily due to a decrease in expense reimbursements at one of our Washington, D.C. properties, a decrease in lease termination income at one of our California properties, and an increase in operating expenses at certain of our California properties, partially offset by a decrease in other tenant reimbursable expenses at one of our Washington, D.C. properties and an increase in rental revenue at certain of our California properties due to increases in rental rates.

At December 31, 2018, the Company’s same-store office portfolio was 93.1% occupied, a decrease of 100 basis points year-over-year on a same-store basis, and 95.4% leased, an increase of 20 basis points year-over-year on a same-store basis. The annualized rent per occupied square foot on a same-store basis was $43.64 at December 31, 2018 compared to $40.82 at December 31, 2017. For the three months ended December 31, 2018, the Company executed 119,476 square feet of recurring leases at our same-store office portfolio, representing same-store cash rent growth per square foot of 56.1%.

Total

Office segment NOI increased to $22,498,000 for the three months ended December 31, 2018, from $20,894,000 for the three months ended December 31, 2017.(5) The increase was primarily attributable to a decrease in other tenant reimbursable expenses at one of our Washington, D.C. properties, an increase due to the acquisition of two office properties in December 2017 and January 2018, an increase in rental revenue at certain of our California properties due to increases in rental rates, and an increase from real estate tax refunds related to prior years received during the three months ended December 31, 2018 for the property in Washington, D.C. that we sold in October 2017, partially offset by a decrease in expense reimbursements at one of our Washington, D.C. properties, a decrease in lease termination income at one of our California properties, and an increase in operating expenses at certain of our California properties.

Hotel

Hotel segment NOI was $2,848,000 for the three months ended December 31, 2018, compared to $2,958,000 for the three months ended December 31, 2017.(5)

Multifamily

During the three months ended December 31, 2017, we sold our last multifamily property. Multifamily segment NOI was $407,000 for the three months ended December 31, 2017.(5)

Lending

Our lending segment primarily consists of our SBA 7(a) lending platform, which is a national lender that primarily originates loans to small businesses in the hospitality industry. Lending segment NOI was $1,202,000 for the three months ended December 31, 2018, compared to $1,710,000 for the three months ended December 31, 2017.(5) The decrease was primarily due to a decrease in premium income from the sale of the government guaranteed portion of our SBA 7(a) loans.

Debt and Equity

During the three months ended December 31, 2018, we issued 391,451 Series A preferred units, with each Series A preferred unit consisting of one share of Series A preferred stock and one warrant to purchase 0.25 shares of our common stock, resulting in net proceeds of approximately $9,011,000. Net proceeds represent gross proceeds offset by costs specifically identifiable to the offering of the Series A preferred units, such as commissions, dealer manager fees, and other offering fees and expenses.

(5) Please see our reconciliations of office, hotel, multifamily and lending segment NOI to net income starting on page 11.

In October 2018, CIM Commercial entered into a revolving credit facility with a bank syndicate pursuant to which CIM Commercial can borrow up to a maximum of $250,000,000, subject to a borrowing base calculation. The revolving credit facility is secured by deeds of trust on certain properties and bears interest at (i) the base rate plus 0.55% or (ii) LIBOR plus 1.55%. At December 31, 2018, $130,000,000 was outstanding under the revolving credit facility. Subsequent to December 31, 2018, we repaid the outstanding balance on this facility, which was $130,000,000 at such time. We expect the revolving credit facility to remain in place following our program to unlock embedded value in our portfolio and improve trading liquidity of our common stock.

Dispositions

In March 2019 we completed the disposition of six assets in San Francisco, California; Oakland, California; and Washington, D.C.

Dividends

On December 4, 2018, we declared a quarterly cash dividend of $0.125 per share of our common stock, which was paid on December 27, 2018 to stockholders of record at the close of business on December 14, 2018.

In addition, we declared an annual cash dividend of $1.56035 per share of our Series L preferred stock. The dividend paid for 2018 also included a prorated dividend to cover the period from and including the original date of issuance of the Series L preferred stock to and including December 31, 2017. The dividend was paid on January 17, 2019 to stockholders of record at the close of business on December 31, 2018.

Further, we declared a quarterly cash dividend of $0.34375 per share of our Series A preferred stock, or portion thereof for issuances during the period from October 1, 2018 to December 31, 2018, which was paid on January 15, 2019 to stockholders of record at the close of business on January 5, 2019.

About CIM Commercial

CIM Commercial is a real estate investment trust that primarily acquires, owns, and operates Class A and creative office assets in vibrant and improving metropolitan communities throughout the United States. Its properties are primarily located in Los Angeles, the San Francisco Bay Area and Washington, D.C. CIM Commercial is operated by affiliates of CIM Group, L.P., a vertically-integrated owner and operator of real assets with multi-disciplinary expertise and in-house research, acquisition, credit analysis, development, finance, leasing, and onsite property management capabilities (www.cimcommercial.com).

FORWARD-LOOKING STATEMENTS

The information set forth herein contains “forward-looking statements.” You can identify these statements by the fact that they do not relate strictly to historical or current facts or discuss the business and affairs of CIM Commercial on a prospective basis. Further, statements that include words such as “may,” “will,” “project,” “might,” “expect,” “target,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue,” “pursue,” “potential”, “forecast”, “seek”, “plan”, or “should” or the negative or other words or expressions of similar meaning, may identify forward-looking statements.

CIM Commercial bases these forward-looking statements on particular assumptions that it has made in light of its experience, as well as its perception of expected future developments and other factors that it believes are appropriate under the circumstances.  These forward-looking statements are necessarily estimates reflecting the judgment of CIM Commercial and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including those associated with (i) CIM Commercial’s ability to consummate the sales of properties currently targeted for sale, (ii) the extent to which capital is returned to stockholders, if at all, and the timing thereof, (iii) the decision of CIM Commercial’s majority stockholder to distribute shares of CIM Commercial common stock to its investors and (iv) general economic, market and other conditions. For a further list and description of the risks and uncertainties inherent in forward-looking statements, see CIM Commercial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

As you read and consider the information herein, you are cautioned to not place undue reliance on these forward-looking statements. These statements are not guarantees of performance or results and speak only as of the date hereof. These forward-looking statements involve risks, uncertainties and assumptions. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained herein will in fact transpire. New factors emerge from time to time, and it is not possible for CIM Commercial to predict all of them. Nor can CIM Commercial assess the impact of each such factor or the extent to which any factor, or combination of factors may cause results to differ materially from those contained in any forward looking statement. CIM Commercial undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

For CIM Commercial Trust Corporation
Media Relations:
Bill Mendel, 212-397-1030
bill@mendelcommunications.com

or

Shareholder Relations:

Steve Altebrando, 646-652-8473
shareholders@cimcommercial.com

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited and in thousands, except share and per share amounts)

	December 31,
	2018	2017
ASSETS
Investments in real estate, net	$1,040,937	$957,725
Cash and cash equivalents	54,931	129,310
Restricted cash	22,512	27,008
Loans receivable, net	83,248	81,056
Accounts receivable, net	6,640	13,627
Deferred rent receivable and charges, net	84,230	84,748
Other intangible assets, net	9,531	6,381
Other assets	18,197	36,533
Assets held for sale, net	22,175	—
TOTAL ASSETS	$1,342,401	$1,336,388
LIABILITIES, REDEEMABLE PREFERRED STOCK, AND EQUITY
LIABILITIES:
Debt, net	$588,671	$630,852
Accounts payable and accrued expenses	41,598	26,394
Intangible liabilities, net	2,872	1,070
Due to related parties	10,951	8,814
Other liabilities	16,535	14,629
Liabilities associated with assets held for sale, net	28,766	—
Total liabilities	689,393	681,759
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK: Series A, $0.001 par value; 36,000,000 shares authorized; 1,566,386 and 1,565,346 shares issued and outstanding, respectively, at December 31, 2018 and 1,225,734 and 1,224,712 shares issued and outstanding, respectively, at December 31, 2017; liquidation preference of $25.00 per share, subject to adjustment	35,733	27,924
EQUITY:
Series A cumulative redeemable preferred stock, $0.001 par value; 36,000,000 shares authorized; 1,287,169 and 1,281,804 shares issued and outstanding, respectively, at December 31, 2018 and 61,435 and 60,592 shares issued and outstanding, respectively, at December 31, 2017; liquidation preference of $25.00 per share, subject to adjustment	31,866	1,508
Series L cumulative redeemable preferred stock, $0.001 par value; 9,000,000 shares authorized; 8,080,740 shares issued and outstanding at December 31, 2018 and 2017; liquidation preference of $28.37 per share, subject to adjustment	229,251	229,251
Common stock, $0.001 par value; 900,000,000 shares authorized; 43,795,073 and 43,784,939 shares issued and outstanding at December 31, 2018 and 2017, respectively	44	44
Additional paid-in capital	790,354	792,631
Accumulated other comprehensive income	1,806	1,631
Distributions in excess of earnings	(436,883)	(399,250)
Total stockholders’ equity	616,438	625,815
Noncontrolling interests	837	890
Total equity	617,275	626,705
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK, AND EQUITY	$1,342,401	$1,336,388

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited and in thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
REVENUES:
Rental and other property income	$34,831	$32,105	$138,310	$166,587
Hotel income	8,108	8,245	35,672	35,576
Expense reimbursements	2,934	6,373	10,023	16,646
Interest and other income	4,254	6,021	13,719	17,567
	50,127	52,744	197,724	236,376
EXPENSES:
Rental and other property operating	20,933	25,318	80,171	101,585
Asset management and other fees to related parties	5,976	6,792	24,451	30,251
Interest	7,293	7,693	27,702	36,338
General and administrative	2,671	811	9,167	5,479
Transaction costs	579	(8)	938	11,862
Depreciation and amortization	13,445	12,900	53,228	58,364
Impairment of real estate	—	—	—	13,100
	50,897	53,506	195,657	256,979
Gain on sale of real estate	—	23,005	—	401,737
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(770)	22,243	2,067	381,134
Provision for income taxes	130	183	925	1,376
NET (LOSS) INCOME	(900)	22,060	1,142	379,758
Net income attributable to noncontrolling interests	(6)	(11)	(21)	(21)
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	(906)	22,049	1,121	379,737
Redeemable preferred stock dividends declared and accumulated	(4,043)	(1,685)	(15,423)	(1,926)
Redeemable preferred stock redemptions	1	2	4	2
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(4,948)	$20,366	$(14,298)	$377,813
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE:
Basic	$(0.11)	$0.36	$(0.33)	$5.47
Diluted	$(0.11)	$0.36	$(0.33)	$5.47
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic	43,795	55,885	43,792	69,062
Diluted	43,795	55,917	43,792	69,070

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Funds from Operations

(Unaudited and in thousands, except per share amounts)

We believe that FFO is a widely recognized and appropriate measure of the performance of a REIT and that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO represents net income (loss) attributable to common stockholders, computed in accordance with generally accepted accounting principles (“GAAP”), which reflects the deduction of redeemable preferred stock dividends accumulated, excluding gains (or losses) from sales of real estate, impairment of real estate, and real estate depreciation and amortization. We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (the “NAREIT”).

Like any metric, FFO should not be used as the only measure of our performance because it excludes depreciation and amortization and captures neither the changes in the value of our real estate properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our operating results. Other REITs may not calculate FFO in accordance with the standards established by the NAREIT; accordingly, our FFO may not be comparable to the FFOs of other REITs. Therefore, FFO should be considered only as a supplement to net income (loss) as a measure of our performance and should not be used as a supplement to or substitute measure for cash flows from operating activities computed in accordance with GAAP. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends.

The following table sets forth a reconciliation of net (loss) income attributable to common stockholders to FFO attributable to common stockholders:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
Net (loss) income attributable to common stockholders	$(4,948)	$20,366	$(14,298)	$377,813
Depreciation and amortization	13,445	12,900	53,228	58,364
Impairment of real estate	—	—	—	13,100
Gain on sale of depreciable assets	—	(23,005)	—	(401,737)
FFO attributable to common stockholders	$8,497	$10,261	$38,930	$47,540
FFO attributable to common stockholders per diluted share	$0.19	$0.18	$0.89	$0.69

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Earnings Per Share

(Unaudited and in thousands, except per share amounts)

Earnings per share (“EPS”) for the year-to-date period may differ from the sum of quarterly EPS amounts due to the required method for computing EPS for the respective periods. In addition, EPS is calculated independently for each component and may not be additive due to rounding.

The following table reconciles the numerator and denominator used in computing our basic and diluted per-share amounts for net  (loss) income attributable to common stockholders:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
Numerator:
Basic net (loss) income attributable to common stockholders	$(4,948)	$20,366	$(14,298)	$377,813
Redeemable preferred stock dividends declared on dilutive shares	—	9	—	9
Diluted net (loss) income attributable to common stockholders	$(4,948)	$20,375	$(14,298)	$377,822
Denominator:
Basic weighted average shares of common stock outstanding	43,795	55,885	43,792	69,062
Effect of dilutive securities—contingently issuable shares	—	32	—	8
Diluted weighted average shares and common stock equivalents outstanding	43,795	55,917	43,792	69,070
Net (loss) income attributable to common stockholders per share:
Basic	$(0.11)	$0.36	$(0.33)	$5.47
Diluted	$(0.11)	$0.36	$(0.33)	$5.47

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Reconciliation of Net Operating Income

(Unaudited and in thousands)

We internally evaluate the operating performance and financial results of our real estate segments based on segment NOI, which is defined as rental and other property income and expense reimbursements less property related expenses and excludes non-property income and expenses, interest expense, depreciation and amortization, corporate related general and administrative expenses, gain (loss) on sale of real estate, impairment of real estate, transaction costs, and provision for income taxes. For our lending segment, we define NOI as interest income net of interest expense and general overhead expenses. We also evaluate the operating performance and financial results of our operating segments using cash basis NOI, or “cash NOI”. We define cash NOI as segment NOI adjusted to exclude the effect of the straight lining of rents, acquired above/below market lease amortization and other adjustments required by GAAP.

Segment NOI and cash NOI are not measures of operating results or cash flows from operating activities as measured by GAAP and should not be considered alternatives to income from continuing operations, or to cash flows as a measure of liquidity, or as an indication of our performance or of our ability to pay dividends. Companies may not calculate segment NOI or cash NOI in the same manner. We consider segment NOI and cash NOI to be useful performance measures to investors and management because, when compared across periods, they reflect the revenues and expenses directly associated with owning and operating our properties and the impact to operations from trends in occupancy rates, rental rates and operating costs, providing a perspective not immediately apparent from income from continuing operations. Additionally, we believe that cash NOI is helpful to investors because it eliminates straight line rent and other non-cash adjustments to revenue and expenses.

To facilitate a comparison of our segments and portfolio between reporting periods, we calculate comparable amounts for a subset of our segments and portfolio referred to as our “same-store properties.” Our same-store properties are ones which we have owned and operated in a consistent manner and reported in our consolidated results during the entire span of the periods being reported. We excluded from our same-store property set this quarter any properties (i) acquired on or after October 1, 2017; (ii) sold or otherwise removed from our consolidated financial statements on or before December 31, 2018; or (iii) that underwent a major repositioning project we believed significantly affected its results at any point during the period commencing on October 1, 2017 and ending on December 31, 2018.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Reconciliation of Net Operating Income (Continued)

(Unaudited and in thousands)

Below is a reconciliation of cash NOI excluding lease termination income to net income (loss) attributable to the Company:

	Three Months Ended December 31, 2018
	Same- Store Office	Non- Same- Store Office	Total Office	Hotel	Multi- family	Lending	Total

Cash net operating income excluding lease termination income	$20,119	$1,983	$22,102	$2,848	$—	$1,202	$26,152
Cash lease termination income	6	—	6	—	—	—	6
Cash net operating income	20,125	1,983	22,108	2,848	—	1,202	26,158
Deferred rent and amortization of intangible assets, liabilities, and lease inducements	(149)	539	390	—	—	—	390
Straight line rent, below-market ground lease and amortization of intangible assets	—	—	—	—	—	—	—
Straight line lease termination income	—	—	—	—	—	—	—
Segment net operating income	$19,976	$2,522	$22,498	$2,848	$—	$1,202	$26,548
Asset management and other fees to related parties							(5,511)
Interest expense							(6,998)
General and administrative							(785)
Transaction costs							(579)
Depreciation and amortization							(13,445)
Loss before provision for income taxes							(770)
Provision for income taxes							(130)
Net loss							(900)
Net income attributable to noncontrolling interests							(6)
Net loss attributable to the Company							$(906)

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Reconciliation of Net Operating Income (Continued)

(Unaudited and in thousands)

	Three Months Ended December 31, 2017
	Same- Store Office	Non- Same- Store Office	Total Office	Hotel	Multi- family	Lending	Total

Cash net operating income (loss) excluding lease termination income	$18,872	$(335)	$18,537	$2,959	404	$1,700	$23,600
Cash lease termination income	4,871	—	4,871	—	3	—	4,874
Cash net operating income (loss)	23,743	(335)	23,408	2,959	407	1,700	28,474
Deferred rent and amortization of intangible assets, liabilities, and lease inducements	(366)	11	(355)	(1)	—	—	(356)
Straight line rent, below-market ground lease and amortization of intangible assets	—	—	—	—	—	10	10
Straight line lease termination income	(2,159)	—	(2,159)	—	—	—	(2,159)
Segment net operating income (loss)	$21,218	$(324)	$20,894	$2,958	$407	$1,710	$25,969
Asset management and other fees to related parties							(5,801)
Interest expense							(7,482)
General and administrative							(556)
Transaction costs							8
Depreciation and amortization							(12,900)
Gain on sale of real estate							23,005
Income before provision for income taxes							22,243
Provision for income taxes							(183)
Net income							22,060
Net income attributable to noncontrolling interests							(11)
Net income attributable to the Company							$22,049

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Reconciliation of Net Operating Income (Continued)

(Unaudited and in thousands)

Below is a reconciliation of segment NOI excluding lease termination income to net income (loss) attributable to the Company:

	Three Months Ended December 31, 2018
	Same- Store Office	Non- Same- Store Office	Total Office	Hotel	Multi- family	Lending	Total

Segment net operating income excluding lease termination income	$19,970	$2,522	$22,492	$2,848	$—	$1,202	$26,542
Lease termination income	6	—	6	—	—	—	6
Segment net operating income	$19,976	$2,522	$22,498	$2,848	$—	$1,202	$26,548
Asset management and other fees to related parties							(5,511)
Interest expense							(6,998)
General and administrative							(785)
Transaction costs							(579)
Depreciation and amortization							(13,445)
Loss before provision for income taxes							(770)
Provision for income taxes							(130)
Net loss							(900)
Net income attributable to noncontrolling interests							(6)
Net loss attributable to the Company							$(906)

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Reconciliation of Net Operating Income (Continued)

(Unaudited and in thousands)

	Three Months Ended December 31, 2017
	Same- Store Office	Non- Same- Store Office	Total Office	Hotel	Multi- family	Lending	Total

Segment net operating income (loss) excluding lease termination income	$18,506	$(324)	$18,182	$2,958	$404	$1,710	$23,254
Lease termination income	2,712	—	2,712	—	3	—	2,715
Segment net operating income (loss)	$21,218	$(324)	$20,894	$2,958	$407	$1,710	$25,969
Asset management and other fees to related parties							(5,801)
Interest expense							(7,482)
General and administrative							(556)
Transaction costs							8
Depreciation and amortization							(12,900)
Gain on sale of real estate							23,005
Income before provision for income taxes							22,243
Provision for income taxes							(183)
Net income							22,060
Net income attributable to noncontrolling interests							(11)
Net income attributable to the Company							$22,049